May 15, 2025

Allison Swartz
General Counsel
Progyny, Inc.
1359 Broadway
New York, NY 10018

       Re: Progyny, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-39100
Dear Allison Swartz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services